UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No. _____)*

COMARCO, INC.

(Name of Issuer)
Common Stock, $.10 par value

(Title of Class of Securities)
200080109

(CUSIP Number)

August 18, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 200080109

1.	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only) Esopus Creek Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or Place of Organization New York
	Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 269,390
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 269,390
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 269,390
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.7%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 200080109

1.	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only) Andrew Sole
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or Place of Organization United States
	Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 52,415
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 52,415
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,415
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 200080109

1.	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only) Joseph S. Criscione IRA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or Place of Organization United States
	Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 35,000
		6.	Shared Voting Power 15,000
		7.	Sole Dispositive Power 35,000
		8.	Shared Dispositive Power 15,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 200080109

1.	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only) Ann E. Lauridsen IRA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or Place of Organization United States
	Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 15,000
		6.	Shared Voting Power 35,000
		7.	Sole Dispositive Power 15,000
		8.	Shared Dispositive Power 35,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No.	200080109

Item 1(a):	Name of Issuer:

COMARCO, INC.

Item 1(b):	Address of Issuer’s Principal Executive Offices:

2 Cromwell
Irvine, California 92618

Item 2(a):	Name of Person Filing:

Esopus Creek Capital, LLC
Andrew Sole
Joseph S. Criscione IRA
Ann E. Lauridsen IRA

Item 2(b):	Address of Principal Business Office or, if none, Residence:

500 Fifth Avenue
Suite 2620
New York, NY 10110

Item 2(c):	Citizenship:

See Item 4 of Cover Page

Item 2(d):	Title of Class of Securities:

See Cover Page

Item 2(e):	CUSIP Number:

See Cover Page

Item 3:	Type of Reporting Person:

Not Applicable. This Statement is filed pursuant to §240.13d-1(c).

Item 4:	Ownership:

(a)	Amount beneficially owned: 371,805

(b)	Percent of Class: 5.1%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 269,390

	(ii)	Shared power to vote or to direct the vote: 102,415

	(iii)	Sole power to dispose or to direct the disposition of: 269,390

	(iv)	Shared power to dispose or to direct the disposition of: 102,415

Item 5:	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8:	Identification and Classification of Members of the Group:

Not Applicable

Item 9:	Notice of Dissolution of Group:

Not Applicable

Item 10:	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 25, 2004

The undersigned limited liability company, on the date
above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its
beneficial ownership of the security reported herein

Esopus Creek Capital, LLC

By:	/s/ Andrew Sole
———————————
Andrew Sole
Managing Member

The undersigned individual, on the date above written,
agrees and consents to the joint filing on his behalf of this
Schedule 13G in connection with his beneficial ownership
of the security reported herein.

By:	/s/ Andrew Sole
———————————
Andrew Sole

The undersigned individual, on the date above written,
agrees and consents to the joint filing on his behalf of this
Schedule 13G in connection with his beneficial ownership
of the security reported herein.

By:	/s/ Joseph S. Criscione
———————————
Joseph S. Criscione

The undersigned individual, on the date above written,
agrees and consents to the joint filing on her behalf of this
Schedule 13G in connection with her beneficial ownership
of the security reported herein.

By:	/s/ Ann E. Lauridsen
———————————
Ann E. Lauridsen